March 10, 2025

Matthew Mainer
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

       Re: Post Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2024
           Filed November 15, 2024
           File No. 001-35305
Dear Matthew Mainer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing